November 23, 2005
Zip+4 Code:  20549-0305

Via Fax & U.S. Mail
Crowley Maritime Corporation
John Calvin, Senior Vice President and Controller
155 Grand Avenue
Oakland, California 94612

		Re:	Crowley Maritime Corporation
			Form 10-K for the Year Ended December 31, 2004
       			File 000-49717

Dear Mr. Calvin:

Based upon an examination restricted solely to considerations of the
Financial Statements, Management`s Discussion and Analysis, and Selected Financial Data, the staff has the following comments on the above-referenced documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form 10-K For the Fiscal Year Ended December 31, 2004

Item 1- Business

Customers, page 10

1. You state that a material amount of revenues are derived from contracts with Alyeska. As such, if applicable, please revise future filings to include the disclosure required in paragraph 39 of SFAS 131.


Item 7- Management Discussion and Analysis of Financial Condition and
Results of Operations.

Liquidity and Capital Resources, page 33

2. When presenting contractual obligations, please ensure that all obligations are shown in the table, including interest payments on your indebtedness. See FR-72 for guidance.

3. We believe your table of contractual obligations should reflect the gross amount of your operating lease obligation, supplemented with additional information that is material to an understanding of your cash requirements. This additional information could include the amount of expected sublease receipts as well as a discussion of any existing escalation clauses or the terms of renewal or purchase options.

4. The table of contractual obligations should be supplemented with information regarding cash requirements related to acquisitions, such as your agreement to purchase a petroleum products distribution business from Northland and YFC.

Capital Requirements, page 34

5. We note your disclosure on pages 33-34 regarding your general belief that funds needed for the acquisition and construction of vessels will continue to be available. However, when you disclose a specific arrangement to construct vessels, such as your contract with
Halter, please include disclosure of your specific funding plans for that arrangement.

6. Similarly, please state the expected source of funding for your acquisition of a petroleum products distribution business from Northland and YFC.

Item 8- Financial Statements and Supplementary Data

Note 1- Summary of Significant Accounting Policies

Dry-Docking, page 51

7. Due to the significance of costs associated with dry-docking and the nature of costs capitalized, please tell us and revise future filings to disclose the nature and types of costs you capitalize during dry-docking within the critical accounting policies section of
MD&A.



Note 4- Discontinued Operations, page 55

8. We note your disclosure of gain on asset sales in Note 10 to your financial statements. Also, on the top of page 33, you discuss the sale of five vessels in 2003 and two vessels during 2002. In this regard, and in light of your accounting for the disposal of a single vessel as discontinued operations in 2004, please explain why these previous vessel sales were not accounted for as discontinued operations under SFAS 144.

9. You state that you recorded income of $4,021,000 as a result of reaching an agreement, in principal, to sell operating equipment in
2005 to the party currently subleasing the operating equipment.
In
this regard, please tell us your basis in accounting literature for recognizing income prior to finalizing the sale of this equipment.

Note 16- Employee Benefit Plans, page 64

10. In the fifth paragraph of Note 16, you indicate that you make contributions to certain defined benefit pension plans. However, it appears you have not included any disclosure pursuant to paragraphs 5-
8 of SFAS 132(R) with respect to the plan assets and obligations of these defined benefit pension plans. Please explain supplementally.

Note 18- Commitments and Contingencies

Asbestos Litigation, page 67

11. In accordance with SAB Topic 5:Y, please expand your disclosure relating to asbestos litigation and environmental proceedings to include the range of reasonably possible outcomes that could have a material effect on your financial condition, results of operations, or liquidity. Also disclose a reasonably possible range of loss in quantified terms. In addition, please clarify the period in which claims for recovery may be realized and the likelihood that such claims for recovery may be contested.

      As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be also be submitted in electronic form, under the label
"corresp" with a copy to the staff.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Juan Migone at (202) 551-3312 or undersigned at
(202) 551-3211 if you have questions regarding comments on the financial statements and related matters.



      Sincerely,



      David R. Humphrey
      Branch Chief-Accountant

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John C. Calvin, Vice President and Controller
Crowley Maritime Corporation
November 23, 2005
Page 4